Exhibit 99.1

Mobilicom Reports 2023 Year-End Financial Results

SHOHAM, Israel, March 26, 2024 (GLOBE NEWSWIRE) -- Mobilicom Limited (Nasdaq: MOB, MOBBW) (“Mobilicom” or “Company”), a provider of cybersecurity and robust solutions for drones and robotics, today announced financial results for the year ended December 31, 2023.

Recent Operational Highlights:

●	Received initial production-scale order in Q3 2023 followed by additional quantity-increase order in Q4 2023 from U.S. Tier-1 drone manufacturer which delivers to the U.S. Department of Defense (“DOD”)

●	Chosen by the U.S.DOD for Soldiers' Next Generation Wearable Tactical AI-Enhanced Mission Kits

●	Secured $900,000 initial production-scale order from global Tier-1 Israeli-based manufacturer for loitering (kamikaze) drones platform

●	Secured initial production-scale order from another global Tier-1 Israeli-based manufacturer for use by the Israeli Defense Forces

●	Secured license-based order for ICE Cybersecurity from Israel’s Ministry of Defense for its small-sized drone program

●	Launched MCU-70, cybersecure SDR Product with high size-to-performance ratio addressing new target market for mid-sized long-range UAVs

2023 Financial Highlights:

●	Revenues increased 43% year-over-year to $2.3 million driven by repeat orders

●	Gross margin remained high, at 59% compared to 62% in 2022, reflects our strong IP and know-how

●	Confirmed order backlog of $1.4 million expected to be fulfilled in first half of 2024

●	Strong cash position of $8.4 million with narrowing monthly burn rate affords Mobilicom a long cash runway to implement its strategic plans, capture market share, and ramp revenues

●	Completed $2.95 million capital raise in January 2024 adding to strong cash position at year-end

●	EBITDA decreased from approximately $(3.2) million as of December 31, 2022 to approximately $(4.2) million as of December 31, 2023.

“2023 was a transformative year for Mobilicom marked by several initial commercial scale orders from large global defense manufacturers. Our cybersecure systems are now integrated into drones and robotics purchased by the U.S. Department of Defense, Israel’s Ministry of Defense and others” stated Mobilicom CEO and Founder Oren Elkayam. “Our revenue growth, driven by our design win customer- based expansion demonstrates Mobilicom ability to deliver end-to-end systems that operate effectively under the most difficult conditions.”

“During the year, we expanded our U.S. market presence and business activities, product line and market segments. We’ve had great traction with our newly launched MCU-70, a cybersecure software defined radio that expands our reach into mid-sized and long-range unmanned aerial vehicles (UAVs) that delivers a superior size-to-performance ratio. Our solutions are now used in a broad range of systems from mini and small-sized drones to high-speed mid-range drone and robotics.”

“We foresee a strong financial start for 2024 based on our $1.4 million sales backlog. We anticipate additional repeat orders as well as new contracts to drive 2024 revenues. We believe that with $8.4 million in cash at the end of 2023 plus the recent $3 million fund raise in January, we are well positioned to continue to innovate, grow, and become a leading provider of cybersecure solutions for the global small-sized drone and robotics industry.”

Key Sales and Contracts by Region:

United States

●	U.S. DoD/Leading robotics manufacturer: The U.S. DoD chose Mobilicom’s SkyHopper to be integrated into the soldiers’ next-generation wearable tactical AI-enhanced mission kits made by a leading robotics manufacturer for the U.S. defense industry, and will be integrated into the RAID System, a fully integrated communications and common control solution for uncrewed systems on land and air.

●	Repeat initial commercial-scale order from a U.S. Tier-1 defense manufacturer: Mobilicom received a follow-on order from a U.S.-based Tier-1 customer for its SkyHopper PRO, an essential component of the customer’s drone platform manufactured for the U.S. defense industry and other U.S. federal agencies.

●	Initial $150,000 order for high-payload long-range drones: This design win and initial order for two products—Mobile Ground Control Stations and the SkyHopper Pro V datalinks, is with a new customer, an innovative drone designer and manufacturer that serves commercial and defense customers in the U.S. and globally. Mobilicom’s systems will be integrated into high-payload long- range drones that are set for intensive commercial demonstrations to leading defense and commercial end users across the U.S.

●	Tier-1 customer purchases: One of the world’s large manufacturers of small-sized drones and robotics has integrated Mobilicom’s SkyHopper PRO into its new small-sized drone platform and placed an initial commercial-scale order. The customer’s small-sized drones are being manufactured for the U.S. DoD.

Europe

●	Initial order from one of Europe’s largest defense contractors: The customer is integrating two of Mobilicom’s products—the Mobile Ground Control Station and MCU Mesh networking into a paired, networked ground vehicle and drone system. This Tier-1 company serves the European market where NATO countries have increased their defense budgets significantly in response to the Russia-Ukraine conflict.

Israel and ROW

●	$900,000 initial production-scale order from Tier-1 customer: An Israel-based Tier-1 global defense and drone manufacturer, one of the largest loitering munitions providers in the world, moved from design to initial commercial-phase with Mobilicom’s SkyHopper, which is integrated into its loitering munitions. Shipments commenced in Q4 2023 and continued into Q1 2024. Driven by the high replacement rates of loitering munitions, Mobilicom expects follow-on orders and further demand.

●	United Arab Emirates (UAE): Mobilicom secured a repeat order for its robust end-to-end solutions from a leading UAE government organization. The customer purchased Mobilicom’s entire product offering, including hardware and software.

●	Israel Ministry of Defense: The Company’s ICE Cybersecurity software drone solution was purchased by Israel’s Ministry of Defense to be used in small-sized drones for reconnaissance, surveillance, and intelligence gathering. The initial order was fully delivered in January 2024, with additional orders and deliveries expected in Q2 2024 and beyond.

●	Initial production-scale order from another Israeli-based global Tier-1 manufacturer: Mobilicom secured a new initial production-scale order for its SkyHopper Pro Lite from Israel’s major aerospace and aviation manufacturer for loitering drones to be deployed by the Israel Defense Forces. This follows a successful integration and testing of SkyHopper Pro in loitering drones. This order is planned to ship in Q1 2024 and is expected to be followed by larger purchases as the manufacturer demonstrates the drones to other potential customers worldwide including the U.S. DoD.

●	Leading global provider of autonomous and remote-controlled armor technology selected Mobilicom solutions: Based on a previous design win, Mobilicom’s Mobile Ground Control Station 10” Pro, MCU Mesh Networking, and SkyHopper are being installed into autonomous and remote-controlled electric vehicles for the homeland security and defense markets.

About Mobilicom

Mobilicom is a leading provider of cybersecure robust solutions for the rapidly growing defense and commercial drones and robotics market. Mobilicom’s large portfolio of field-proven technologies includes cybersecurity, software, hardware, and professional services that power, connect, guide, and secure drones and robotics. Through deployments across the globe with over 50 customers, including the world’s largest drone manufacturers, Mobilicom’s end-to-end solutions are used in mission-critical functions.

For investors, please use https://ir.mobilicom.com/

For company, please use www.mobilicom.com

Forward Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. For example, the Company is using forward-looking statements when it discusses how the Company is trusted to deliver end-to-end systems that operate effectively under the most difficult conditions, how it foresees a strong financial start for 2024 based on it $1.4 million backlog and accounts receivable, its anticipation that additional repeat orders as well as new contracts will drive 2024 revenues growth and its belief that it is positioned to continue to innovate, grow, and become a leading provider of cybersecure solutions for the global small-sized drone and robotics industry. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on Mobilicom Limited’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully in the Company’s filings with the Securities and Exchange Commission. Forward-looking statements contained in this announcement are made as of this date, and Mobilicom Limited undertakes no duty to update such information except as required under applicable law.

For more information on Mobilicom, please contact:

Liad Gelfer

Mobilicom Ltd

liad.gelfer@mobilicom.com

Use of Non-IFRS Financial Information

In addition to disclosing financial results calculated in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, this release also contains non-IFRS financial measures, which Mobilicom believes are the principal indicators of the operating and financial performance of its business.

Management believes the non-IFRS financial measures provided are useful to investors' understanding and assessment of Mobilicom’s ongoing core operations and prospects for the future, as the charges eliminated are not part of the day-to-day business or reflective of the core operational activities of the company. Management uses these non-IFRS financial measures as a basis for strategic decisions, and evaluating the Company's current performance. The presentation of these non-IFRS financial measures is not intended to be considered in isolation from, or as a substitute for, or superior to, operating loss and or net income (loss) or any other performance measures derived in accordance with IFRS or as an alternative to net cash provided by operating activities or any other measures of our cash flows or liquidity.

EBITDA is a non-IFRS financial measure that is defined as earnings before interest, taxes, depreciation, amortization, and other non-cash or one-time expenses.

Mobilicom Limited

Condensed Consolidated Statements of Profit or Loss

	AUD$	AUD$	$ *	$ *
	For the twelve months ended, December 31,	For the twelve months ended, December 31,	For the twelve months ended, December 31,	For the twelve months ended, December 31,
	2023	2022	2023	2022
Revenue	$3,301,887	$2,327,058	$2,258,491	$1,580,881
Cost of sales	1,357,614	883,483	928,608	600,193
Gross margin	1,944,273	1,443,575	1,329,883	980,688

Operating Expenses
Selling and marketing expenses	2,484,905	2,464,936	1,699,675	1,674,550
Research and development, net	2,640,258	1,662,274	1,805,936	1,129,262
General and administration expenses	4,032,454	2,690,920	2,758,199	1,828,071
Total operating expenses	9,157,617	6,818,130	6,263,810	4,631,883

Operating loss	(7,213,344)	(5,374,555)	(4,933,927)	(3,651,195)

Other (expenses) income	463,176	5,047,072	316,812	3,428,718

Loss before income tax expenses	$(6,750,168)	$(327,483)	$(4,617,115)	$(222,477)

Income tax expenses	(121,797)	(13,986)	(83,309)	(9,501)

Loss after income tax expenses	$(6,871,965)	$(341,469)	$(4,700,424)	$(231,978)

Loss per share - basic and diluted	(0.52)	(0.05)	(0.35)	(0.03)

Weighted average shares outstanding - basic and diluted	1,328,152,166	664,158,704	1,328,152,166	664,158,704

*	US Dollars numbers presented solely for convenience of the reader

Mobilicom Limited

Reconciliation table of EBITDA to Loss after income tax expenses

	AUD$	AUD$	$ *	$ *
	For the twelve months ended, December 31,	For the twelve months ended, December 31,	For the twelve months ended, December 31,	For the twelve months ended, December 31,
	2023	2022	2023	2022
Loss after income tax expense	$(6,871,965)	$(341,469)	$(4,700,424)	$(231,978)
Financial expenses (income), net	(463,176)	(5,047,072)	(316,812)	(3,428,718)
Depreciation	412,093	375,516	253,075	255,106
Share-based compensation	882,055	309,256	603,326	210,092
Income tax expense	121,797	13,986	83,309	9,501
EBITDA	$(5,919,196)	$(4,689,783)	$(4,160,835)	$(3,195,498)

*	US Dollars numbers presented solely for convenience of the reader

Mobilicom Limited

Condensed Consolidated Statements of Financial Position

	AUD$	AUD$	$ *	$ *
	December 31,	December 31,	December 31,	December 31,
	2023	2022	2023	2022
Assets

Current assets
Cash and cash equivalents	$12,259,185	$18,917,416	$8,385,283	$12,851,506
Restricted cash	86,880	59,126	59,426	40,166
Trade and other receivables, net	1,429,209	828,351	977,578	562,740
Inventories	1,366,635	838,658	934,779	569,740
Total current assets	15,141,909	20,643,551	10,357,066	14,024,152

Non-current assets
Property, plant and equipment, net	117,758	135,878	80,547	92,309
Right-of-use assets	672,954	426,817	460,300	289,957
Total non-current assets	790,712	562,695	540,847	382,266

Total assets	$15,932,621	$21,206,246	$10,897,913	$14,406,418

Liabilities

Current liabilities
Trade and other payables	$2,076,052	$1,608,846	$1,420,018	$1,092,966
Lease liabilities	327,046	333,850	223,700	226,800
Financial liability	1,572,818	1,097,520	1,075,808	745,598
Total current liabilities	3,975,916	3,040,216	2,719,526	2,065,364

Non-current liabilities
Lease liabilities	334,909	95,403	229,078	64,812
Employee benefits	295,542	203,636	202,151	138,339
Governmental liabilities on grants received	6,666	6,084	4,560	4,133
Total non-current liabilities	637,117	305,123	435,789	207,284

Total liabilities	4,613,033	3,345,339	3,155,315	2,272,648

Net assets	$11,319,588	$17,860,907	$7,742,598	$12,133,770

Equity

Issued capital	41,855,722	41,636,762	28,629,314	28,285,844
Reserves	388,674	276,988	265,853	188,172
Accumulated losses	(30,924,808)	(24,052,843)	(21,152,569)	(16,340,246)

Total equity	$11,319,588	$17,860,907	$7,742,598	$12,133,770

*	US Dollars numbers presented solely for convenience of the reader